Ruder Ware, L.L.S.C.
                                                          500 Third Street,
                                                          Suite 700
                                                          P.O. Box 8050
                                                          Wausau, WI 54402-8050

                                                          Tel  715.845.4336

                                                          Fax 715.845.2718

                                                          akiburz@ruderware.com

                                                          www.ruderware.com


                                    January 9, 2006



VIA EDGAR
Ms. Abby Adams
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20544-0303

Re:   Mid-Wisconsin Financial Services, Inc.
      Schedule TO-I Filed December 15, 2005
      SEC File No. 5-54925

Dear Ms. Adams,

      This letter responds to your comment letter dated January 3, 2006 in regard to the above referenced filing on Schedule TO by Mid-Wisconsin Financial Services, Inc. ("Mid-Wisconsin"). For your convenience, we have repeated each comment in bold text and followed each comment by our response. Capitalized terms used herein without definition have the requisite meaning set forth in Schedule TO.

OFFER TO PURCHASE COMMON STOCK

CERTAIN CONDITIONS OF THE OFFER. PAGE 14

1. PLEASE REMOVE THE TERM "CERTAIN" FROM THE TITLE OF THIS SECTION AND CONFIRM THAT YOU HAVE DISCLOSED ALL CONDITIONS TO THE OFFER.

            In response to comments 1, 2, 3, 5, and 6, Mid-Wisconsin proposes to amend Item 4 of Schedule TO as follows (proposed deletions to the text of the Offer to Purchase are indicated as<CAPITALIZED TEXT> and additions by CAPITALIZED TEXT).

Ms. Abby Adams
January 9, 2006
Page 2

      The information in Section 6 of the Offer to Purchase incorporated by reference in Item 4(a) is hereby amended and restated in its entirety as follows:

      6.    <CERTAIN> CONDITIONS OF THE OFFER.

            Our obligation to accept your stock or to pay for your stock is subject to certain conditions. Notwithstanding any other provision of our offer, we will not be required to accept for payment or pay for any shares tendered, and may terminate or amend and may postpone (subject to the requirements of the Exchange Act for prompt payment for or return of shares tendered) the acceptance for payment of shares tendered, if at any time after December 15, 2005, and before we have made payment for any of the shares, any of the following shall have occurred:

         (bullet)there shall have been threatened, instituted, or pending any action or proceeding by any government or governmental, regulatory, or administrative agency or authority or tribunal or any other person, domestic or foreign, or before any court, authority, agency, or tribunal that:

            (bullet)challenges the acquisition of the shares pursuant to our offer or otherwise in any manner relates to or affects the offer;

            (bullet)in our reasonable judgment, could materially and adversely affect our business, condition (financial or other), income, OR operations,< OR PROSPECTS,> taken as a whole<, OR OTHERWISE MATERIALLY IMPAIR IN ANY WAY THE CONTEMPLATED FUTURE CONDUCT OF OUR BUSINESS OR MATERIALLY IMPAIR OUR OFFER'S CONTEMPLATED BENEFITS TO US>;

         (bullet)there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order, or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced, or deemed to be applicable to our offer or to us by any legislative body, court, authority, agency, or tribunal which, in our <SOLE>REASONABLE judgment, would or might directly or indirectly:

            (bullet)make the acceptance for payment of, or payment for, some or all of the shares illegal or otherwise restrict or prohibit consummation of our offer;

            (bullet)delay or restrict us or render us unable, to accept for payment or pay for some or all of the shares; OR

            (bullet)<MATERIALLY IMPAIR THE CONTEMPLATED BENEFITS OF OUR OFFER
               TO US; OR>

Ms. Abby Adams
January 9, 2006
Page 3

            (bullet)materially affect our business, condition (financial or other), income, OR operations,< OR PROSPECTS,> taken as a whole<, OR OTHERWISE MATERIALLY IMPAIR IN ANY WAY THE CONTEMPLATED FUTURE CONDUCT OF OUR BUSINESS>;

         (bullet)it has been publicly disclosed or we have learned that:

            (bullet)any person or "group" (within the meaning of Section
               13(d)(3) of the Exchange Act) has acquired or proposes to acquire beneficial ownership of more than 5% of our outstanding shares whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than as disclosed in a Schedule 13D or 13G on file with the Commission on December 15, 2005); or

            (bullet)any such person or group that on or prior to December 15,
               2005, had filed such a schedule with the Commission thereafter shall have acquired or shall propose to acquire, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise, beneficial ownership of additional shares representing 2% or more of the outstanding shares;

         (bullet)there has occurred:

         (bullet)any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market;

         (bullet)any significant decline in the market price of our common stock or in the general level of market prices of equity securities in the United States or abroad;

         (bullet)any change in the general political, market, economic, or financial condition in the United States or abroad that could have a material adverse effect on our business, condition (financial or otherwise), income, operations,< PROSPECTS,> or ability to obtain financing generally, or the trading in our common stock;

         (bullet)the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation on, or any event which, in our reasonable judgment, might affect the extension of credit by lending institutions in the United States;

         (bullet)the commencement of a war, armed hostilities, or other international or national calamity directly or indirectly involving the United States; or

Ms. Abby Adams
January 9, 2006
Page 4

         (bullet)in the case of any of the foregoing existing at the time of the commencement of our offer, in our reasonable judgment, a material acceleration or worsening thereof;

         (bullet)a tender or exchange offer with respect to some or all of our common stock (other than our offer, or a merger, acquisition, or other business combination proposal for Mid-Wisconsin, shall have been proposed, announced, or made by another person or group (within the meaning of Section 13(d)(3) of the Exchange Act);

         (bullet)there has occurred any event or events that has resulted, or may in our reasonable judgment result, directly or indirectly, in an actual or threatened change in our business, condition (financial or other), income, operations, OR stock ownership<, OR PROSPECTS>; and, in our reasonable judgment, such event or events make it undesirable or inadvisable to proceed with the offer or with such acceptance for payment.

            The foregoing conditions are for our sole benefit and may be asserted by us on or before the Expiration Time regardless of the circumstances <(INCLUDING ANY ACTION OR INACTION BY US) >giving rise to any such condition and may be waived by us, in whole or in part, at any time and from time to time in our sole discretion. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time or before the Expiration Time. Any determination by us concerning the events described above will be final and binding on all parties.

            OUR OBLIGATION TO ACCEPT YOUR STOCK OR TO PAY FOR YOUR STOCK IS ALSO SUBJECT TO THE CONDITION, WHICH CANNOT BE WAIVED BY US, THAT THE PURCHASE OF SHARES PURSUANT TO THE OFFER WILL NOT RESULT IN OUR COMMON STOCK BECOMING ELIGIBLE FOR DEREGULATION UNDER THE EXCHANGE ACT.

2. SEVERAL PARAGRAPHS CONDITION THE OFFER ON WHETHER THE "CONTEMPLATED BENEFITS" THE COMPANY MAY ENJOY FROM THE OFFER, THE COMPANY'S "PROSPECTS," OR THE "CONTEMPLATED FUTURE CONDUCT" OF THE COMPANY ARE MATERIALLY IMPAIRED. PLEASE REVISE TO SPECIFY OR GENERALLY DESCRIBE THESE BENEFITS, PROSPECTS AND FUTURE CONDUCT SO THAT SECURITY HOLDERS WILL HAVE THE ABILITY TO OBJECTIVELY DETERMINE WHETHER THESE CONDITIONS HAVE BEEN TRIGGERED.

      Please see proposed response to comment 1.

3. REFER TO THE CONDITION AT THE BOTTOM OF PAGE 14. WE NOTE THAT YOU MAY DETERMINE IN YOUR "SOLE JUDGMENT" WHETHER THIS OFFER CONDITION HAS OCCURRED OR IS SATISFIED. IN THE ABSENCE OF ANY OBJECTIVE CRITERIA, SUCH AS A STANDARD OF REASONABLENESS, SATISFACTION OF THE

Ms. Abby Adams
January 9, 2006
Page 5

OFFER CONDITIONS IN THE SOLE DISCRETION OF THE BIDDER IS THE EQUIVALENT OF A WAIVER OF THE OFFER CONDITION. WHEN A BIDDER WAIVES A MATERIAL OFFER CONDITION, THE OFFER MUST REMAIN OPEN FOR AT LEAST FIVE BUSINESS DAYS FROM THE DATE NOTICE OF THE WAIVER IS PROVIDED TO SECURITY HOLDERS. PLEASE REVISE THE LAST PARAGRAPH ON PAGE 14 TO INCLUDE AN OBJECTIVE STANDARD FOR THE DETERMINATION OF WHETHER THE CONDITION HAS BEEN SATISFIED.

      Please see proposed response to comment 1.

4. REFER TO THE BULLET POINT AT THE TOP OF PAGE 16, WHICH RELATES TO THE COMPANY'S DETERMINATION WHETHER THE TRIGGERING OF A CONDITION MAKES IT "UNDESIRABLE OR INADVISABLE" TO PROCEED WITH THE OFFER. PLEASE NOTE THAT, WHEN A CONDITION IS TRIGGERED AND THE COMPANY DECIDES TO PROCEED WITH THE OFFER ANYWAY, WE BELIEVE THAT THIS CONSTITUTES A WAIVER OF THE TRIGGERED CONDITION(S). YOU MAY NOT RELY ON THIS LANGUAGE TO TACITLY WAIVE A CONDITION OF

THE OFFER BY FAILING TO ASSERT IT. PLEASE CONFIRM YOUR UNDERSTANDING ON A SUPPLEMENTAL BASIS.

      We confirm the understanding of Mid-Wisconsin that if a condition to the offer is triggered and Mid-Wisconsin decides to proceed with the offer, the condition will be deemed to have been waived.

5. A TENDER OFFER MAY BE CONDITIONED ON A VARIETY OF EVENTS AND CIRCUMSTANCES, PROVIDED THAT THEY ARE NOT WITHIN THE DIRECT OR INDIRECT CONTROL OF THE BIDDER, AND ARE DRAFTED WITH SUFFICIENT SPECIFICITY TO ALLOW FOR OBJECTIVE VERIFICATION THAT THE CONDITIONS HAVE BEEN SATISFIED. IN THIS REGARD, PLEASE REVISE THE FIRST SENTENCE OF THE CONCLUDING PARAGRAPH TO DELETE THE REFERENCE TO "ACTION OR INACTION BY [YOU]."

      Please see proposed response to comment 1.

6. WE NOTE THAT YOU HAVE NOT CONDITIONED THE OFFER ON WHETHER IT WILL HAVE A GOING PRIVATE EFFECT. WE NOTE THE DISCLOSURE ON PAGE 19 WHICH INDICATES THAT YOU "BELIEVE THAT [Y]OUR PURCHASE OF SHARES PURSUANT TO THE OFFER WILL NOT RESULT IN YOUR COMMON STOCK BECOMING ELIGIBLE FOR DEREGISTRATION UNDER THE EXCHANGE ACT." NOTE THAT IF YOUR OFFER COULD HAVE A GOING-PRIVATE EFFECT, YOU MUST COMPLY WITH RULE 13E-3. TELL US THE NUMBER OF SHAREHOLDERS OF RECORD OF YOUR SECURITIES AND PROVIDE US YOUR ANALYSIS IN THIS REGARD.

      Please see proposed response to comment 1.

Ms. Abby Adams
January 9, 2006
Page 6

CERTAIN FEDERAL INCOME TAX CONSEQUENCES, PAGE 19

7. REVISE THIS SUBSECTION AND ITS TITLE TO CLARIFY THAT YOU DESCRIBE ALL MATERIAL FEDERAL TAX CONSEQUENCES OF THE TRANSACTION. IN DOING SO, PLEASE ELIMINATE THE TERM "CERTAIN" FROM THE HEADING. ALSO REVISE THE ASSOCIATED DISCLOSURE IN THE SUMMARY TERM SHEET AND ELSEWHERE IN THE DOCUMENT.

            In response to comments 7, 8, and 9, Mid-Wisconsin proposes to amend Item 4 of Schedule TO as follows (proposed deletions to the text of the Offer to Purchase are indicated as<CAPITALIZED TEXT> and additions by CAPITALIZED TEXT).

(a) The information in the "Summary" of the Offer to Purchase incorporated by reference in Item 1 is hereby amended and restated in its entirety as follows:

      Q:    HAS THE BOARD APPROVED OR RECOMMENDED THIS OFFER?
      A:    Our Board has approved the offer.  However, neither we nor our
            Board makes any recommendation regarding whether you should tender or not tender your shares. You must decide whether to tender your shares and, if so, how many shares to tender. WE RECOMMEND THAT
            YOU<YOU SHOULD> discuss whether to tender your shares with your broker or other financial or tax advisor. SEE SECTION 2.

(b) The information in Section 13 of the Offer to Purchase incorporated by reference in Item 4(a) is hereby amended and restated in its entirety as follows:

      13.   <CERTAIN>MATERIAL FEDERAL INCOME TAX CONSEQUENCES.

            The following <DISCUSSION OF THE >DESCRIBES THE MATERIAL United States federal income tax consequences of THE SALE OF SHARES PURSUANT TO
      <OF >our offer< WAS, WITHIN THE MEANING OF INTERNAL REVENUE SERVICE
      CIRCULAR 230 DISCLOSURE REQUIREMENTS, WRITTEN FOR THE PURPOSE OF PROMOTING OUR OFFER, BUT IT WAS NOT WRITTEN OR INTENDED TO BE USED, AND CANNOT BE USED, BY A SHAREHOLDER OR ANY OTHER PARTY FOR THE PURPOSE OF AVOIDING SANCTIONS, INCLUDING FEDERAL TAX PENALTIES,> under the Internal Revenue Code of 1986, as amended (the "Code"). WE RECOMMEND THAT YOU<YOU SHOULD> consult your own tax advisor as to the particular United States federal income tax consequences to you of tendering shares pursuant to our offer and the applicability and effect of any state, local, or foreign tax laws and recent changes in applicable tax laws.

Ms. Abby Adams
January 9, 2006
Page 7

      GENERAL

            The following is a discussion of the material United States federal income tax consequences to shareholders with respect to a sale of shares pursuant to our offer. The discussion is based upon the provisions of the Code, Treasury regulations, Internal Revenue Service ("IRS") rulings, and judicial decisions, all in effect as of the date hereof and all of which are subject to change (possibly with retroactive effect) by subsequent legislative, judicial, or administrative action. The discussion does not address all aspects of United States federal income taxation that may be relevant to a particular shareholder in light of the shareholder's particular circumstances or to certain types of holders subject to special treatment under the United States federal income tax laws (such as certain financial institutions, tax exempt organizations, life insurance companies, dealers in securities or currencies, employee benefit plans, or shareholders holding the shares as part of a conversion transaction, as part of a hedge or hedging transaction, or as a position in a straddle for tax purposes). In addition, the discussion below does not consider the effect of any foreign, state, local, or other tax laws that may be applicable to particular shareholders. The discussion assumes that the shares are held as "capital assets" within the meaning of Section 1221 of the Code. We have neither requested nor obtained a written opinion of counsel or a ruling from the IRS with respect to the tax matters discussed below.

      CHARACTERIZATION OF THE SURRENDER OF SHARES PURSUANT TO THE OFFER TO PURCHASE

            If you surrender shares to us pursuant to our offer, it will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local, and foreign tax laws. The United States federal income tax consequences may vary depending upon your particular facts and circumstances. Under Section 302 of the Code, the surrender of shares by you pursuant to our offer will be treated as a "sale or exchange" of such shares for United States federal income tax purposes if the receipt of cash upon surrender (1) is "substantially disproportionate" with respect to you, (2) results in a

      "complete redemption" of your interest in the Company, or (3) is "not essentially equivalent to a dividend" with respect to you (each as described below).

            If any of the above three tests is satisfied, and the surrender of the shares is therefore treated as a "sale or exchange" of such shares for United States federal income tax purposes, you will recognize gain or loss equal to the difference between the amount of cash received by you and your tax basis in the shares surrendered pursuant to our offer. Any such gain or loss will be capital gain or loss, and will be long term capital gain or loss if the shares have been held for more than one year.

Ms. Abby Adams
January 9, 2006
Page 8

            If none of the above three tests is satisfied, you will be treated as having received a distribution by us with respect to your shares in an amount equal to the cash received by you pursuant to our offer. The distribution will be treated as dividend income to the extent of our current or accumulated earnings and profits for tax purposes. The amount of the distribution in excess of our current or accumulated earnings and profits will be treated as a return of your tax basis in the shares, and then as gain from the sale or exchange of the shares. If you are treated as having received a distribution by us with respect to your shares, your basis in your remaining shares will generally be adjusted to take into account the return of your basis in the shares tendered.

            To the extent your distribution is dividend income from our current or accumulated earnings and profits, you may be eligible for the 15% (or possibly lower) tax rate for qualified dividend income. The determination of whether you are eligible for this lower tax rate will depend in large part on how long you have owned your shares. Although reduced tax rates apply to both capital gain and qualified dividend income, it may be more advantageous for you to qualify for the lower capital gain rate because doing so would ensure that you recover the entire basis of your shares tax free. WE RECOMMEND THAT YOU<YOU SHOULD> consult your own tax advisers with respect to the tax rate and classification applicable to your distribution.

      CONSTRUCTIVE OWNERSHIP

            In determining whether any of the three tests under Section 302 of the Code is satisfied, you must take into account not only the shares that are actually owned by you, but also shares that are constructively owned by you within the meaning of Section 318 of the Code. Under
      Section 318 of the Code, you may constructively own shares actually owned, and in some cases constructively owned, by certain related individuals or entities and shares that you have the right to acquire by exercise of an option or by conversion.

      PRORATION

            Contemporaneous dispositions or acquisitions of shares by a shareholder or related individuals or entities may be deemed to be part of a single integrated transaction and may be taken into account in determining whether any of the three tests under Section 302 of the Code has been satisfied. You should be aware that because proration may occur in the offer, even if all the shares actually and constructively owned by you are tendered pursuant to our offer, fewer than all of these shares may be purchased by us. Thus, proration may affect whether the surrender by you will meet any of the three tests under Section 302 of the Code.

Ms. Abby Adams
January 9, 2006
Page 9

      SECTION 302 TESTS

            Generally, the receipt of cash by you will be "substantially disproportionate" if the percentage of our outstanding shares actually and constructively owned by you immediately following the surrender of shares pursuant to our offer is less than 80% of the percentage of the outstanding shares actually and constructively owned by you immediately before the sale of shares pursuant to our offer. There are additional tests which must be satisfied in order to qualify as a substantially disproportionate transaction. WE RECOMMEND THAT YOU<YOU SHOULD> consult your tax advisors with respect to the application of the "substantially disproportionate" test to your particular situation.

            The receipt of cash by you will be a "complete redemption" if either (1) you own no shares of our stock either actually or constructively immediately after the shares are surrendered pursuant to our offer, or (2) you actually own no shares of our stock immediately after the surrender of shares pursuant to our offer and, with respect to shares of family members constructively owned by you immediately after our offer, you are eligible to waive (and effectively waive) constructive ownership of all such shares under procedures described in Section 302(c) of the Code. A director, officer, or employee of Mid-Wisconsin is not eligible to waive constructive ownership under the procedures described in Section 302(c) of the Code.

            Even if the receipt of cash by you fails to satisfy the "substantially disproportionate" test or the "complete redemption" test, you may nevertheless satisfy the "not essentially equivalent to a dividend" test if your surrender of shares pursuant to our offer results in a "meaningful reduction" in your interest in the Company. Whether the receipt of cash by you will be "not essentially equivalent to a dividend" will depend upon your individual facts and circumstances. The IRS has indicated in published rulings that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a "meaningful reduction." If you are expecting to rely upon the "not essentially equivalent to a dividend" test, WE RECOMMEND THAT YOU<YOU SHOULD> consult your own tax advisors as to its application in your particular situation.

      CORPORATE SHAREHOLDER DIVIDEND TREATMENT

            If a sale of shares by a corporate shareholder is treated as a dividend, the corporate shareholder may be entitled to claim a deduction equal to 70% or more of the dividend under Section 243 of the Code, subject to other applicable limitations. Corporate shareholders should, however, consider the effect of Section 246(c) of the Code, which disallows a dividends received deduction with respect to stock that is held for 45 days or less. For this purpose, the length of time a taxpayer is deemed to have held stock may be reduced by periods during which the taxpayer's risk of loss with respect to the stock is diminished by reason of the existence of certain options or other transactions. Moreover, under Section 246A of the Code, if a corporate shareholder

Ms. Abby Adams
January 9, 2006
Page 10

      has incurred indebtedness directly attributable to an investment in shares, the dividends received deduction may be reduced.

            In addition, amounts received by a corporate shareholder pursuant to our offer that are treated as a dividend may constitute an "extraordinary dividend" under Section 1059 of the Code. The "extraordinary dividend" rules of the Code are highly complicated. Accordingly, any corporate shareholder that might have a dividend as a result of the sale of shares pursuant to our offer should review the "extraordinary dividend" rules to determine the applicability and impact of such rules to it.

      SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING ANY POSSIBLE IMPACT ON THEIR OBLIGATION TO MAKE ESTIMATED TAX PAYMENTS AS A RESULT OF THE RECOGNITION OF ANY CAPITAL GAIN (OR THE RECEIPT OF ANY ORDINARY INCOME) CAUSED BY THE SURRENDER OF ANY SHARES TO US PURSUANT TO OUR OFFER TO PURCHASE.

      BACKUP WITHHOLDING

            See Section 3 with respect to the application of the United States federal income tax backup withholding.

8. ALSO, WHILE YOU MAY RECOMMEND THAT INVESTORS CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO TAX CONSEQUENCES THAT MAY VERY ON AN INDIVIDUAL BASIS, YOU MAY NOT TELL THEM THEY "SHOULD" DO SO. WE BELIEVE THIS STATEMENT MAY SUGGEST THAT SECURITY HOLDERS MAY NOT RELY ON THE DESCRIPTION OF MATERIAL TAX CONSEQUENCES INCLUDED IN THE OFFERING DOCUMENT. REVISE THE DISCLOSURE HERE AND SIMILAR DISCLOSURE THROUGHOUT THE DOCUMENT. ALSO ELIMINATE THE SIMILAR DISCLAIMER ON PAGE 3 WHERE YOU TELL SECURITY HOLDERS THAT THEY "SHOULD DISCUSS WHETHER TO TENDER [THEIR] SHARES WITH [THEIR] BROKER OR OTHER FINANCIAL OR TAX ADVISOR."

      Please see proposed response to comment 7.

9. REMOVE THE IRS CIRCULAR 230 DISCLAIMER OR PROVIDE US YOUR DETAILED ANALYSIS REGARDING WHY YOU BELIEVE IT IS APPLICABLE. AS NOTED ABOVE, THIS STATEMENT MAY SUGGEST THAT SECURITY HOLDERS MAY NOT RELY ON YOU DESCRIPTION OF MATERIAL TAX CONSEQUENCES INCLUDED IN THE DOCUMENT.

      Please see proposed response to comment 7.

Ms. Abby Adams
January 9, 2006
Page 11

CLOSING COMMENTS

      I enclose a statement from Mid-Wisconsin containing the acknowledgments requested under your Closing Comments.

      Please call me should you have any further questions concerning Schedule TO or this letter. My direct number is 715-261-7307.

                                    Very truly yours,

                                    RUDER WARE

                                    ARNOLD J. KIBURZ III

                                    Arnold J. Kiburz III

cc:   James F. Warsaw

Enclosure

                                MID*WISCONSIN
                              Financial Services



                                           January 6, 2006




Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20544-0303

Re:   Schedule TO-I Filed December 15, 2005
      SEC File No. 5-54925

Ladies and Gentlemen:

      In connection with its response to the comments of the staff ("Staff") of the Securities and Exchange Commission (the "Commission") with respect to the above referenced Schedule TO-I of Mid-Wisconsin Financial Services, Inc. (the "Company"), and any amendments thereto (the "Filings"), the Company hereby acknowledges to the Commission that:

      1. The adequacy and accuracy of the disclosure in the Filings is the responsibility of the Company;

      2. Staff comments or changes to the disclosure in the Filings made in response to Staff comments in the Filings reviewed by the Staff do not foreclose the Commission from taking action with respect to the Filings; and

      3. Staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

                                           Very truly yours


                                           JAMES F. WARSAW

                                           James F. Warsaw
                                           President and CEO



132 West State Street       800-MID-WISC (643-9472)                715-748-8300
Medford, WI 54451